Exhibit 99.1

Second Quarter Report – 2008

(in United States dollars, tabular amounts in millions, except where noted)

Management’s Discussion and Analysis
of Financial Condition and Results of Operations
For the Three and Six Months Ended June 30, 2008

This Management’s Discussion and Analysis should be read in conjunction with Goldcorp’s unaudited interim consolidated financial statements for the three and six months ended June 30, 2008 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles. This Management’s Discussion and Analysis contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All figures are in United States dollars unless otherwise noted. This Management’s Discussion and Analysis has been prepared as of July 30, 2008.

SECOND QUARTER HIGHLIGHTS

•	Gold production of 551,600 ounces compared with 526,000 ounces in 2007(1).

•	Gold sales of 556,200 ounces, compared with 536,900 ounces in 2007(1).

•	Total cash costs were $308 per gold ounce, net of by-product copper and silver credits, compared with $166 per ounce in 2007(1)(2)(3).

•
Net loss of $9.2 million ($0.01 per share), compared to net earnings of $2.9 million ($0.00 per share) in 2007. Adjusted net earnings (4) amounted to $83.2 million ($0.12 per share) for the quarter compared with adjusted net earnings of $95.3 million ($0.14 per share) in the prior year.

•	Operating cash flows of $184.7 million, compared to $120.8 million in 2007. Operating cash flows before working capital changes (4) of $226.3 million compared to $152.2 million in 2007.

•	Dividends paid of $32.0 million for the quarter (2007 – $31.7 million).

•	On July 30, 2008, the Company entered into an agreement to acquire Gold Eagle Mines Ltd.

(1)	Continuing operations.

(2)	Excludes the San Martin operation, which is in reclamation.

(3)
The Company has included a non-GAAP performance measure, total cash cost per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 25 for a reconciliation of total cash costs to reported operating expenses.

(4)
Adjusted net earnings and operating cash flows before working capital changes are non-GAAP measure. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 26 for a reconciliation of adjusted net earnings to reported net earnings.

OVERVIEW

Goldcorp is a leading gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation. The Company’s assets are comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada, the Alumbrera gold/copper mine (37.5% interest) in Argentina, the El Sauzal and Los Filos gold mines and the San Dimas gold/silver mines in Mexico, the Marlin gold/silver mine in Guatemala, the Marigold gold mine (67% interest) and the Wharf gold mine in the United States.

Significant development projects include the expansion of the existing Red Lake mine, the Peñasquito gold/silver/zinc project in Mexico, the Éléonore gold project in Canada, the Cerro Blanco gold project in Guatemala and the Pueblo Viejo gold project (40% interest) in the Dominican Republic. Goldcorp also owns a 68% interest in Terrane Metals Corp. (“Terrane”), a publicly traded exploration company.

GOLDCORP | 1

Second Quarter Report – 2008

(in United States dollars, tabular amounts in millions, except where noted)

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)

Goldcorp is listed on the New York Stock Exchange (symbol: GG) and the Toronto Stock Exchange (symbol: G). In addition, the Company has share purchase warrants which trade on the New York Stock Exchange and the Toronto Stock Exchange.

Goldcorp’s strategy is to provide its shareholders with superior returns from high quality assets. Goldcorp has no outstanding debt, and has not hedged or sold forward any of its future gold production.

Goldcorp is one of the world’s lowest cost and fastest growing senior gold producers with operations throughout the Americas.

DISPOSITION OF SILVER WHEATON CORP

On February 14, 2008, Goldcorp completed the disposition of 108 million common shares of Silver Wheaton to a syndicate of underwriters, at a price of Cdn $14.50 per share, for aggregate gross proceeds to Goldcorp of $1.571 billion which represents the sale of all of Goldcorp’s remaining interest in Silver Wheaton and resulted in a gain of $136.5 million, net of tax.

The share sale is consistent with Goldcorp’s commitment to simplify its corporate structure, while further strengthening its balance sheet. The proceeds from the transaction provide Goldcorp the financial flexibility to fund an expected 50% growth in gold production over the next five-year period and pursue other future growth opportunities.

INVESTMENT IN NEW GOLD INC.  (FORMERLY PEAK GOLD LTD.)

Goldcorp sold its Peak gold mine in Australia and Amapari gold mine in Brazil to Peak Gold Ltd. (“Peak Gold”) in the second quarter of 2007, in exchange for a 22% equity interest in Peak Gold. Goldcorp’s interest in Peak Gold was reduced to 18% in the first quarter of 2008 upon the exercise of special warrants issued by Peak Gold in November 2007. Goldcorp lost significant influence over Peak Gold during the second quarter of 2008, at which time the investment was designated as available for sale for accounting purposes and valued at market value.  On June 30, 2008, Peak Gold completed a business combination with Metallica Resources Inc. and New Gold Inc., with the combined company carrying on as New Gold Inc. (“New Gold”). Former Peak Gold shareholders received 0.1 common share of New Gold and $0.0001 in cash for each common share of Peak Gold, which resulted in Goldcorp owning 7% of New Gold. The investment in New Gold has been designated as available for sale for accounting purposes.

ACQUISITION OF GOLD EAGLE

On July 30, 2008, the Company entered into an agreement with Gold Eagle Mines Ltd. (“Gold Eagle”) to acquire Gold Eagle pursuant to a plan of arrangement.  Gold Eagle’s 100% owned property in the Red Lake camp is host to the Bruce Channel Discovery, a gold exploration project. Gold Eagle currently has 106.6 million common shares outstanding of which 5.0 million common shares are owned by Goldcorp.  In addition Gold Eagle currently has outstanding 7.1 million options and 2.8 million warrants to acquire common shares.  Under the plan of arrangement, each common share of Gold Eagle not owned by Goldcorp will be exchanged for (i) a cash payment in the amount of C$6.80 and (ii) 0.146 common shares of Goldcorp, assuming full pro-ration. Gold Eagle shareholders will have the option to elect to receive cash (on the basis of C$13.60 per Gold Eagle share), shares (on the basis of 0.292 Goldcorp shares and C$0.0001 per Gold Eagle share) or a combination of cash and shares, subject to pro-ration, with an aggregate maximum cash consideration of C$691 million and an aggregate maximum of 14.8 million common shares of Goldcorp (approximately 2% of the total common shares outstanding of Goldcorp) subject to increase on a prorated basis if Gold Eagle warrants and options are exercised prior to the effective date of the arrangement. Completion of the transaction is subject to approval by Gold Eagle shareholders and receipt of regulatory approvals and is expected to close during the third quarter of 2008.

GOLDCORP | 2

Second Quarter Report – 2008

(in United States dollars, tabular amounts in millions, except where noted)

SUMMARIZED FINANCIAL RESULTS (1)

			Three Months Ended
	June 30		March 31		December 31		September 30
	2008	2007	2008	2007	2007	2006	2007	2006

Revenues	$631.7	$528.8	$626.7	$474.2	$679.8	$477.7	$524.0	$404.3

Gold produced (ounces)	551,600	526,000	521,900	552,900	622,600	579,100	545,000	419,900

Gold sold (ounces)	556,200	536,900	517,800	527,000	623,100	585,500	524,000	410,600

Average realized gold price (per ounce)	$897	$665	$932	$650	$797	$620	$685	$620

Average London spot gold price (per ounce)	$896	$667	$925	$650	$786	$604	$680	$622

Earnings (loss) from operations	$136.2	$135.9	$219.4	$125.4	$195.6	$(60.9)	$155.4	$146.1

Net (loss) earnings from continuing operations	$(9.2)	$(9.0)	$229.5	$117.5	$196.6	$55.3	$70.3	$62.4

Net earnings (loss) from discontinued operations	$-	$11.9	$-	$7.4	$59.9	$10.6	$5.5	$(2.9)

Net (loss) earnings	$(9.2)	$2.9	$229.5	$124.9	$256.5	$66.0	$75.8	$59.5

(Loss) earnings per share from continuing operations Basic	$(0.01)	$(0.01)	$0.32	$0.17	$0.28	$0.09	$0.10	$0.15
Diluted	$(0.01)	$(0.01)	$0.32	$0.17	$0.28	$0.09	$0.10	$0.15

Loss (earnings) per share Basic	$(0.01)	$0.00	$0.32	$0.18	$0.36	$0.11	$0.11	$0.14
Diluted	$(0.01)	$0.00	$0.32	$0.18	$0.36	$0.11	$0.11	$0.14

Cash flow from operating activities of continuing operations	$184.7	$120.8	$216.3	$111.3	$229.6	$230.5	$189.0	$223.5

Total cash costs of continuing operations (per gold ounce) (2)(3)	$308	$166	$240	$217	$208	$183	$160	$84

Dividends paid	$32.0	$31.7	$31.9	$31.6	$31.9	$27.5	$31.7	$18.8

Cash and cash equivalents	$1,160.8	$254.2	$1,268.9	$383.5	$510.8	$526.3	$599.6	$334.6

Total assets	$18,012.1	$17,738.2	$17,868.4	$17,894.4	$18,952.2	$17,965.9	$18,233.9	$7,084.5

SUMMARIZED FINANCIAL RESULTS INCLUDING DISCONTINUED OPERATIONS (non-GAAP(1))

Revenues	$631.7	$567.0	$626.7	$505.6	$708.9	$513.3	$554.1	$418.9

Gold produced (ounces)	551,600	539,500	521,900	558,000	638,900	587,900	556,200	431,800

Gold sold (ounces)	556,200	546,400	517,800	531,300	638,500	559,400	537,200	421,400

Total cash costs (per gold ounce) (2)(3)	$308	$133	$240	$181	$195	$160	$140	$84

(1)
As a result of the sale of Goldcorp’s 50% interest in La Coipa in December 2007, the results of that mine were reclassified as discontinued operations, in accordance with GAAP.  Where noted, certain results above have been presented including La Coipa for informational purposes only.

(2)
The San Martin mine ended its mining process in October 2007 and commenced reclamation activities at that time. Where noted, certain results for 2008 have been presented excluding San Martin for informational purposes only.

(3)
The calculation of total cash costs per ounce of gold is net of by-product sales revenue (by-product copper revenue for Peak and Alumbrera; by-product silver revenue for Marlin at market silver prices; and by-product silver revenue for San Dimas of $3.95 per silver ounce sold to Silver Wheaton).

GOLDCORP | 3

Second Quarter Report – 2008

(in United States dollars, tabular amounts in millions, except where noted)

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)

Review of Financial Results
Three months ended June 30, 2008 compared to the three months ended June 30, 2007

The net earnings for the three months ended June 30 were impacted significantly by the following factors:

•	Revenues increased by $102.9 million in the second quarter, as compared to the second quarter of 2007, primarily as a result of higher realized gold prices, which increased by 35% over last year;
•
Operating expenses increased by $84.8 million as a result of the acquisition of the additional interests in Porcupine and Musselwhite ($29.0 million), the commencement of commercial production at Los Filos ($23.3 million), and higher operating costs related to increases in labour, consumables and maintenance;

•
A 5% increase in production was partially attributable to additional production ounces from the acquisition of the Company’s additional interests in Porcupine and Musselwhite and the commencement of commercial production at Los Filos in the first quarter of 2008, offset by the disposition of the Peak and Amapari mines in the second quarter of 2007;

•
The 8% strengthening of the Canadian dollar against the US dollar negatively impacted the quarterly earnings of the Canadian operations by approximately $10.8 million when compared to the same period in 2007;

•	Lower interest expense as a result of the repayment of all borrowings outstanding during the first quarter, and higher interest income resulting from the higher cash and cash equivalents balance;
•
A $98.4 million non-cash foreign exchange loss in the quarter on the revaluation of future income tax liabilities on mineral interests arising from acquisitions, compared to a $104.4 million non-cash foreign exchange loss in the second quarter of 2007;

•	A $0.7 million non-hedge derivative loss on copper forward contracts, compared to a $26.9 million loss in the same period last year;
•	The second quarter of 2007 included gains on dispositions of assets totaling $52.1 million;
•	The second quarter of 2007 included net earnings from discontinued operations of $11.9 million from La Coipa, which was disposed of on December 21, 2007.

Adjusted net earnings amounted to $83.2 million (1) for the three months ended June 30, 2008, compared to $95.3 million in the same period last year. In addition to the factors noted above, lower adjusted net earnings are also the result of a higher effective tax rate in 2008 resulting from the disposition of the Company’s previously consolidated interest in Silver Wheaton, which generated earnings that were subject to a lower effective tax rate.

Three months ended June 30, 2008 compared to the three months ended March 31, 2008

Compared to the prior quarter, net earnings for the three months ended June 30 were impacted significantly by the following factors:

•	The disposition of Silver Wheaton, which resulted in an after-tax gain of $136.5 million in the first quarter;
•
A $5.0 million, or 1%, increase in revenues as a result of a 7% increase in gold sales volume, which was partially offset by lower realized gold prices, and lower silver revenue as a result of the Silver Wheaton disposition;

•
$60.4 million increase in operating expenses, resulting from higher sales volumes, higher royalty payments and export retention tax and higher operating costs. Higher costs were recorded at all of the mines due to the impact of cost increases in consumables, labour and maintenance;

•	Stock option expense increased by $10.9 million primarily due to the immediate vesting of one third of the restricted share units granted in June 2008;
•
A $98.4 million non-cash foreign exchange loss in the quarter on the revaluation of significant future income tax liabilities on mineral interests arising from acquisitions, compared to a $56.6 million loss in the first quarter. The increase is primarily due to the strengthening of the Mexican peso;

GOLDCORP | 4

Second Quarter Report – 2008

(in United States dollars, tabular amounts in millions, except where noted)

•	A decrease in the non-hedge derivative losses, to $0.7 million compared to a $31.6 million loss in the first quarter.

Adjusted net earnings of $83.2 million in the second quarter decreased by $81.5 million compared to the first quarter, primarily due to higher operating costs as noted above, lower realized gold and copper prices, the disposition of Silver Wheaton and higher stock option expense.

Six months ended June 30, 2008 compared to the six months ended June 30, 2007

The net earnings for the six months ended June 30 were impacted significantly by the following factors:

•
Revenues increased by $255.4 million in the six months ended June 30, as compared to the same period in 2007, primarily as a result of higher realized gold prices, which increased by 39% over last year;

•
Operating expenses increased by 28%, to $577.4 million (2007 - $449.6 million), primarily due to the impact of the acquisition of additional interests in Porcupine and Musselwhite and the commencement of commercial production at Los Filos;

•
There was a 1% decrease in production compared to the prior year, as a result of the shortfalls at the Red Lake Mines due to the mine sequencing issues and at San Dimas due to lower grades. The production ounces from the acquisition of the Company’s additional interests in Porcupine and Musselwhite and the commencement of commercial production at Los Filos in the first quarter of 2008 were offset by the disposition of the Peak and Amapari mines in the second quarter of 2007;

•	The 13% strengthening of the Canadian dollar against the US dollar negatively impacted the earnings of the Canadian operations by approximately $28.6 million when compared to the same period in 2007;
•
A $136.5 million after tax gain ($292.5 million before tax) was recorded on the disposition of the Silver Wheaton shares in the six months ended June 30. In the same period of 2007, a $6.5 million after tax gain ($40.2 million before tax) was recorded on the sale of the Peak and Amapari mines;

•	Lower interest expense as a result of the repayment of all borrowings outstanding during the first quarter, and higher interest income resulting from the higher cash and cash equivalents balance;
•
A $155.0 million non-cash foreign exchange loss in the six months ended June 30 on the revaluation of future income tax liabilities on mineral interests arising from acquisitions, compared to a $51.1 million non-cash foreign exchange loss in the same period in 2007;

•	The six months ended June 30, 2007 included net earnings from discontinued operations of $19.3 million from La Coipa, which was disposed of on December 21, 2007.

Adjusted net earnings amounted to $247.9 million (1) for the six months ended June 30, 2008, compared to $178.1 million in the same period last year. Higher adjusted net earnings are primarily the result of significant increases in realized gold prices ($914 compared to $657 in the same period last year), partially offset by higher operating costs and the disposition of La Coipa, as noted above. Total cash costs per ounce of $274 for the six months ended June 30, 2008, as compared to $192 in the same period in 2007, increased significantly due to labour costs, the rising cost of consumables, unplanned maintenance costs, and the strengthening of the Canadian dollar and Mexican peso, partially offset by higher by-product sales.

(1)
Adjusted net earnings is a non-GAAP measure, the Company believes that, in addition to conventional measures, prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 26 for a reconciliation of adjusted net earnings to reported net earnings.

GOLDCORP | 5

Second Quarter Report – 2008

(in United States dollars, tabular amounts in millions, except where noted)

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)

RESULTS OF OPERATIONS

Three months ended June 30
		Revenues	Gold produced (ounces)	Gold sold (ounces)	Average realized gold price (per ounce)	Earnings (loss) from Operations	Total cash costs (4) (per ounce)
Red Lake	2008	$126.2	149,600	141,500	$890	$51.3	$339
	2007	124.0	173,500	185,700	666	52.0	246
Porcupine (1)	2008	63.3	70,500	70,700	894	(2.6)	652
	2007	30.5	41,400	45,900	664	3.2	447
Musselwhite (1)	2008	44.4	50,100	49,400	897	4.2	644
	2007	25.8	38,500	38,900	662	2.2	478
San Dimas (2) (3)	2008	20.8	19,500	19,000	904	1.8	597
	2007	23.1	28,300	27,600	667	(4.9)	382
Los Filos (3)	2008	53.1	58,500	58,400	899	16.3	470
	2007	4.6	9,800	6,900	665	2.0	357
El Sauzal (2)	2008	61.4	67,700	67,700	900	26.2	149
	2007	50.8	79,900	75,600	664	13.5	127
Marlin (2)	2008	63.7	51,300	56,400	901	26.8	176
	2007	43.8	53,700	52,700	664	17.6	140
Alumbrera (2)	2008	157.1	40,900	48,200	902	52.6	(808)
	2007	154.8	50,800	51,000	661	69.6	(1,071)
Marigold	2008	22.8	25,200	25,300	899	1.9	654
	2007	12.9	18,600	19,300	667	(4.9)	754
Wharf	2008	15.9	15,000	16,600	900	6.3	448
	2007	8.8	12,600	12,800	658	2.1	364
San Martin (4)	2008	2.7	3,300	3,000	892	(1.5)	-
	2007	9.5	14,100	14,400	662	2.2	459
Terrane	2008	-	-	-	-	(1.2)	-
	2007	-	-	-	-	(1.4)	-
Other (5)	2008	0.3	-	-	-	(45.9)	-
	2007	40.2	4,800	6,100	-	(17.3)	-
Total – continuing operations	2008	$631.7	551,600	556,200	$897	$136.2	$308
	2007	528.8	526,000	536,900	665	135.9	166
La Coipa (6)	2008	-	-	-	-	-	-
	2007	38.2	13,500	9,500	659	16.5	(1,746)
Total – including discontinued operations (for information only)	2008	$631.7	551,600	556,200	$897	$136.2	$308
	2007	567.0	539,500	546,400	665	152.4	133

(1)	2007 figures reflect Goldcorp’s 68% interest in the Musselwhite mine and 51% ownership of the Porcupine mine to December 21, 2007 and 100% ownership subsequent to December 21, 2007.

(2)
The calculation of total cash costs per ounce of gold is net of by-product sales revenue (by-product copper revenue for Alumbrera; by-product silver revenue for Marlin at market silver prices; and by-product silver revenue for San Dimas of $3.95 per silver ounce sold to Silver Wheaton).

(3)
The Los Filos project achieved commercial production on January 1, 2008 per Canadian GAAP.  The Nukay underground pit, formerly included with San Dimas (formerly referred to as Luismin), has been included in the Los Filos segment, with restatement of prior periods.

(4)
The San Martin mine ended its mining process in October 2007 and commenced reclamation activities at that time. Where noted, certain results for 2008 have been presented excluding San Martin for informational purposes only.

(5)
Includes costs of sales from silver sales in San Dimas, corporate activities and the operating results of Silver Wheaton to February 14, 2008, the date of disposition, and Peak to April 27, 2007, the date of disposition.

(6)	La Coipa operating results are included in discontinued operations until December 21, 2007, the date of disposition.

GOLDCORP | 6

Second Quarter Report – 2008

(in United States dollars, tabular amounts in millions, except where noted)

RESULTS OF OPERATIONS

Six months ended June 30
		Revenues	Gold produced (ounces)	Gold sold (ounces)	Average realized gold price (per ounce)	Earnings (loss) from Operations	Total cash costs (4) (per ounce)
Red Lake	2008	$246.5	278,100	270,900	$908	$99.8	$353
	2007	229.9	352,900	347,800	659	100.5	238
Porcupine (1)	2008	128.8	137,300	140,600	914	6.7	643
	2007	50.3	78,200	76,300	658	4.5	436
Musselwhite (1)	2008	84.3	88,900	92,400	911	4.7	691
	2007	49.0	74,700	74,600	656	4.4	469
San Dimas (2) (3)	2008	48.9	43,600	45,900	914	7.6	472
	2007	57.2	67,700	68,500	656	3.3	225
Los Filos (3)	2008	100.1	106,800	108,800	914	39.2	380
	2007	8.3	16,300	12,500	656	3.2	328
El Sauzal (2)	2008	115.7	124,200	125,700	914	49.6	153
	2007	94.9	146,500	142,100	660	25.2	122
Marlin (2)	2008	143.3	121,600	123,800	919	68.1	111
	2007	85.4	100,500	103,800	659	34.0	142
Alumbrera (2)	2008	290.1	92,000	84,200	927	120.8	(1,151)
	2007	259.1	94,000	91,000	657	91.7	(732)
Marigold	2008	43.0	47,200	47,000	913	7.2	611
	2007	22.4	32,900	34,000	659	(5.9)	665
Wharf	2008	27.3	26,600	28,700	906	9.3	499
	2007	19.5	26,600	28,500	660	6.1	345
San Martin (4)	2008	5.5	7,200	6,000	915	(2.3)	-
	2007	17.1	25,500	25,800	659	3.8	456
Terrane	2008	-	-	-	-	(2.9)	-
	2007	-	-	-	-	(2.9)	-
Other (5)	2008	24.9	-	-	-	(52.2)	-
	2007	109.9	63,100	59,000	-	(6.6)	-
Total – continuing operations	2008	$1,258.4	1,073,500	1,074,000	$914	$355.6	$274
	2007	1,003.0	1,078,900	1,063,900	657	261.3	192
La Coipa (6)	2008	-	-	-	-	-	-
	2007	69.6	18,600	13,800	658	31.6	(2,526)
Total – including discontinued operations (for information only)	2008	$1,258.4	1,073,500	1,074,000	$914	$355.6	$274
	2007	1,072.6	1,097,500	1,077,700	657	292.9	157

(1)	2007 figures reflect Goldcorp’s 68% interest in the Musselwhite mine and 51% ownership of the Porcupine mine to December 21, 2007 and 100% ownership subsequent to December 21, 2007.

(2)
The calculation of total cash costs per ounce of gold is net of by-product sales revenue (by-product copper revenue for Alumbrera; by-product silver revenue for Marlin at market silver prices; and by-product silver revenue for San Dimas of $3.95 per silver ounce sold to Silver Wheaton).

(3)
The Los Filos project achieved commercial production on January 1, 2008 per Canadian GAAP.  The Nukay underground pit, formerly included with San Dimas (formerly referred to as Luismin), has been included in the Los Filos segment, with restatement of prior periods.

(4)
The San Martin mine ended its mining process in October 2007 and commenced reclamation activities at that time. Where noted, certain results for 2008 have been presented excluding San Martin for informational purposes only.

(5)
Includes costs of sales from silver sales in San Dimas, corporate activities, the operating results of Silver Wheaton to February 14, 2008, the date of disposition and the Peak and Amapari mine operating results to April 27, 2007 and March 31, 2007, the respective dates of disposition.

(6)	La Coipa operating results are included in discontinued operations until December 21, 2007, the date of disposition.

GOLDCORP | 7

Second Quarter Report – 2008

(in United States dollars, tabular amounts in millions, except where noted)

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)

OPERATIONAL REVIEW

Red Lake gold mines, Canada
	Three Months Ended
Operating Data	June 30 2008	March 31 2008	December 31 2007	September 30 2007	June 30 2007

Tonnes of ore milled	185,300	170,300	205,800	170,400	163,900
Average mill head grade (grams/tonne)	26	23	28	31	32
Average recovery rate	96%	96%	96%	97%	97%
Gold (ounces)
– Produced	149,600	128,500	184,300	163,400	173,500
– Sold	141,500	129,400	195,100	172,000	185,700
Average realized gold price (per ounce)	$890	$928	$796	$684	$666
Total cash costs (per ounce)	$339	$369	$291	$271	$246
Financial Data
Revenues	$126.2	$120.3	$155.5	$118.0	$124.0
Depreciation and depletion	$21.5	$18.6	$27.1	$22.3	$21.2
Earnings from operations	$51.3	$48.5	$68.0	$44.6	$52.0
Expenditures for mining interests	$22.0	$30.8	$33.4	$20.0	$26.8

Red Lake finished the quarter with solid results, after correcting the mine sequencing issues that limited production late in the first quarter and early second quarter. Gold production in the second quarter of 2008 was 149,600 ounces, at a total cash cost of $339 per ounce, compared to 173,500 ounces, at a total cash cost of $246 per ounce, during the corresponding period last year.  The lower production was attributable to timing in the mining cycle, which resulted in more lower grade stopes being in production compared to the prior year, plus the addition of lower grade sulphide tonnes from upper Red Lake Complex, all of which contributed to the overall lower grade.  Cash costs increased by 38%, or $93 per ounce, compared with the second quarter of 2007.  Lower production contributed to 84%, or $78 per ounce, of the increase in costs and the stronger Canadian dollar accounted for 32%, or $30 per ounce, which was partially offset by lower cost of sales on less production, which impacted cash costs by 16% or $15 per ounce. Higher grade performance in long-hole stoping at Red Lake Complex helped with the improved performance in May and June.

Compared to the first quarter of 2008, the Red Lake Gold Mines produced 21,100 more ounces of gold and aggregate cash costs were unchanged, resulting in a corresponding decrease in cash costs of $30 per ounce. The average mill feed grade increased to 26 grams per tonne, with higher grade ore from the Red Lake Complex.  Although the mill throughput increased by 9%, the increase was less than expected because of less ore being supplied from the Campbell Complex.

The underground infrastructure development continued with key advances made in raise boring (for further ventilation improvements) and the ore handling system. Hoisting capacities will increase to 6,000 tonnes per day and ventilation to 600,000 cubic feet per minute by year end, providing additional production, increased flexibility and reduced mining costs.

GOLDCORP | 8

Second Quarter Report – 2008

(in United States dollars, tabular amounts in millions, except where noted)

Porcupine mine, Canada (1)
	Three Months Ended
Operating Data	June 30 2008	March 31 2008	December 31 2007	September 30 2007	June 30 2007

Tonnes of ore milled	901,300	964,800	592,300	484,900	489,200
Average mill head grade (grams/tonne)	2.61	2.37	2.26	2.44	2.73
Average recovery rate (%)	92%	93.5%	93%	94%	96%
Gold (ounces)
– Produced	70,500	66,800	43,400	36,800	41,400
– Sold	70,700	69,900	44,800	37,300	45,900
Average realized gold price (per ounce)	$894	$935	$794	$680	$664
Total cash costs (per ounce)	$652	$634	$584	$483	$447
Financial Data
Revenues	$63.3	$65.5	$35.6	$25.5	$30.5
Depreciation and depletion	$19.4	$10.8	$9.8	$7.0	$6.4
Earnings (loss) from operations	$(2.6)	$9.3	$(0.5)	$0.3	$3.2
Expenditures for mining interests	$12.7	$10.0	$7.9	$8.7	$7.6

(1)
On December 21, 2007, Goldcorp acquired Kinross Gold Corporation’s 49% interest in the Porcupine gold mine, and, as a result, the table above reflects Goldcorp’s 51% ownership to December 21, 2007 and its 100% ownership subsequent to December 21, 2007.

The first quarter in 2008 marked the first full quarter with Goldcorp carrying 100% ownership in the Porcupine operations. Reference to quarter over quarter results will assume comparisons based on equal weightings due to the acquisition of Kinross Gold Corporation’s 49% interest in Porcupine Gold Mines.

On a 100% basis, gold production for the current quarter was 13%, or 10,700 ounces, less than in the second quarter of 2007, mainly due to a 6% decrease in mill throughput and a 4% reduction in grade. The three main operations in production during the period were the Hoyle Pond underground, the Pamour open pit and the Dome underground.  In comparison to the prior year, Hoyle Pond experienced 15 % lower grades and slightly lower tonnage.  Dome underground experienced significantly lower grades (61%) due to the majority of the tonnage coming from the lower grade bulk zone and a 29% decrease in tonnage due to difficulties handling sand fill (from the old underground workings) in the ore.  An underground screening plant to increase production by separating sand fill from ore is scheduled for commissioning in July.  The Pamour Pit provided a significant increase in ore feed for the mill while overall pit material feeds, including the stockpiles, showed an 8% increase in grade and 12% decrease in tonnage.

Cash costs were 46%, or $205 per ounce, higher than in the second quarter of 2007 due to reduced ounces ($121 per ounce impact, or 59%), higher operating costs ($32 per ounce impact, or 16%), and a stronger Canadian dollar ($52 per ounce impact, or 25%).  The increase in operating costs was attributable to labour ($2 million), maintenance repair parts ($1 million), the price of diesel fuel ($1.6 million), and electricity ($0.5 million).

Gold production was 6% higher than in the first quarter of 2008 due to a 10% improvement in grade, which was partially offset by the 7% reduction in mill throughput.  Hoyle Pond operations experienced improved tonnage (23%) and grades (8%), while the Pamour pit operations experienced a 17% improvement in grade. Dome underground’s tonnage and grade were both adversely impacted (28% and 17% respectively) by the handling of ore mixed with sand fill. Cash costs were 3%, or $18 per ounce, higher than the first quarter due to higher operating costs ($30 per ounce), partially offset by higher production and a weaker Canadian dollar.  Operating cost increases were in labour ($1.2 million), maintenance repair parts ($0.6 million), and diesel fuel ($0.4 million), due to commodity price increases.

Deep drilling beneath the Hoyle Pond operation continues to demonstrate continuity of mineralized structures and key stratigraphy at depth.

GOLDCORP | 9

Second Quarter Report – 2008

(in United States dollars, tabular amounts in millions, except where noted)

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)

Musselwhite mine, Canada (1)
	Three Months Ended
Operating Data	June 30 2008	March 31 2008	December 31 2007	September 30 2007	June 30 2007

Tonnes of ore milled	324,300	270,200	223,900	228,700	231,700
Average mill head grade (grams/tonne)	5.00	4.86	5.60	5.53	5.47
Average recovery rate (%)	95%	95%	95%	96%	95%
Gold (ounces)
– Produced	50,100	38,800	41,200	39,800	38,500
– Sold	49,400	43,000	39,400	40,400	38,900
Average realized gold price (per ounce)	$897	$926	$788	$677	$662
Total cash costs (per ounce)	$644	$746	$534	$490	$478
Financial Data

Revenues	$44.4	$39.9	$31.0	$27.4	$25.8
Depreciation and depletion	$6.1	$5.9	$5.6	$4.5	$4.4
Earnings from operations	$4.2	$0.5	$3.6	$2.8	$2.2
Expenditures for mining interests	$11.8	$7.4	$8.8	$8.0	$4.4

(1)
On December 21, 2007, Goldcorp acquired Kinross Gold Corporation’s 32% interest in the Musselwhite gold mine, and, as a result, the table above reflects Goldcorp’s 68% ownership to December 21, 2007 and its 100% ownership subsequent to December 21, 2007.

The first quarter 2008 marked the first full quarter with Goldcorp carrying 100% ownership in the Musselwhite mine. Reference to quarter over quarter results will assume comparisons based on equal weightings due to the acquisition of Kinross Gold Corporation’s 32% interest.

On a 100% basis, Musselwhite’s gold production for the current quarter was 11% (6,500 ounces) less than the corresponding quarter of 2007.  Of the production shortfall, 72% was due to lower grade and 38% was due to reduced ore tonnage resulting from short-term ground control issues. A reduction of circuit inventory had a 10% positive (offsetting) impact. The head grade was 9% less than in the second quarter of 2007 due to additional lower grade material being mined outside the reserve and stope sequencing changes required as a result of increased ground control requirements. The head grade is expected to improve by the fourth quarter of 2008, as mining extends into the PQ Deeps and benefits are derived from continued optimized mine sequencing and improved rock mechanics modeling.  Cash costs were 35%, or $166 per ounce, higher than in the same period last year due to reduced ounces ($73 per ounce impact, or 44%), higher operating costs ($42 per ounce impact, or 25%), and a stronger Canadian dollar ($51 per ounce impact, or 31%).  Higher operating costs were the result of increased consumable, energy and labour costs, partially offset by reduced maintenance costs of the new mobile fleet.

Comparing the current quarter to the previous quarter, gold production was 29% (11,300 ounces) higher, with 73% resulting from higher ore tonnage due to improved crushing and conveying availability, following the 18 days of maintenance downtime in the first quarter. Of the remaining increase in production, 12% was attributable to higher grade, 11% to a decrease in circuit inventory, and 3% to higher gold recovery.  Cash costs of $644 per ounce were 14%, or $102 per ounce, lower compared to the first quarter, primarily as a result of higher gold production, which favourably impacted costs by $96 per ounce, with the remainder associated with slightly lower operating costs.

Exploration drilling at the North Shore completed the first wedge hole from the current location and confirmed the presence of the Northern Iron Formation. A second wedge, positioned above the first, is currently in progress and is expected to hit the target zone in the fourth quarter of 2008. Underground drilling on the Moose Zone continues to return positive results, while drilling on the Thunderwolves Zone has also returned positive results along a strike length of 200 metres.

GOLDCORP | 10

Second Quarter Report – 2008

(in United States dollars, tabular amounts in millions, except where noted)

San Dimas mine, Mexico (1)
	Three Months Ended
Operating Data	June 30 2008	March 31 2008	December 31 2007	September 30 2007	June 30 2007
Tonnes of ore milled	150,200	173,200	177,300	167,700	161,800
Average mill head grade (grams/tonne)
– Gold	4.15	4.72	5.79	7.15	5.82
– Silver	264	302	354	381	286
Average recovery rate (%)
– Gold	98%	97%	96%	93%	94%
– Silver	95%	94%	91%	91%	90%
Produced (ounces)
– Gold	19,500	24,100	31,500	36,000	28,300
– Silver	1, 210, 900	1,494,800	1,829,400	1,865,600	1,341,300
Sold (ounces)
– Gold	19,000	26,900	28,900	34,900	27,600
– Silver	1,189,300	1,655,800	1,682,000	1,900,000	1,394,00
Average realized price (per ounce)
– Gold	$904	$921	$781	$680	$667
– Silver (2)	$3.95	$3.95	$3.94	$3.90	$3.90
Total cash costs per gold ounce (2)	$597	$383	$285	$224	$382
Financial Data

Revenues	$20.8	$28.1	$28.6	$30.4	$23.1
Depreciation and depletion	$0.4	$7.4	$8.4	$10.6	$7.5
Earnings from operations	$1.8	$5.8	$(0.1)	$1.3	$(4.9)
Expenditures for mining interests	$9.9	$7.4	$20.7	$20.0	$10.6

(1)	Previously disclosed as “Luismin”. Prior period figures have been reclassified to exclude Los Filos Underground (Nukay), which is now disclosed as part of the Los Filos operation.

(2)	Silver was sold to Silver Wheaton at a price of $3.95 per ounce ($3.90 prior to November 2007). The calculation of total cash costs per ounce of gold is net of by-product silver sales revenue.

During the second quarter of 2008, the San Dimas mine produced 19,500 ounces of gold and 1.2 million ounces of silver, which was a 31% decrease in gold production and a 10% decrease in silver production compared to the second quarter of 2007, primarily due to the unplanned lower grades from the Roberta and Robertita veins.  Mill throughput decreased by 7% compared to the same period last year due to a shortage of ore related to a lack of available production stopes.  Enhancements to the process facility have resulted in a 4% and 5% higher recovery for gold and silver production compared with the same period in 2007.

Cash costs for the quarter increased by 56%, or $215 per ounce, compared with the same period in 2007, primarily due to the lower gold and silver production ($199 per ounce) and the stronger Mexican peso ($25 per ounce). Lower operating costs ($9 per ounce) reflect higher employee costs and higher contractor payments due to increased underground hauling distances, which were more than offset by the benefit from lower power costs related to the new operations of the Las Truchas power plant.

Compared to the first quarter of 2008, gold and silver production both decreased by 19%, primarily due to the unplanned lower grades from the Roberta and Robertita veins.  Mill throughput decreased by 13% compared to the previous quarter due to a shortage of ore related to a lack of available production stopes.  Cash costs were 56% higher, or $214 per ounce, compared to the first quarter of 2008, primarily due to the lower gold and silver production in the quarter ($256 per ounce) resulting from the low grade areas mined and the stronger Mexican peso ($21 per ounce), which were partially offset by lower operating costs ($63 per ounce) due to the benefit from

GOLDCORP | 11

Second Quarter Report – 2008

(in United States dollars, tabular amounts in millions, except where noted)

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)

lower power costs from the new Las Truchas power plant.   Enhancements to the process facility have increased recovery by approximately 1% for both gold and silver production compared with the previous quarter.

Future cost efficiencies are being pursued through reduced underground hauling distances and the provision of low-cost hydro power generated at the mine’s Las Truchas facility. The San Francisco tunnel was recently connected with the Center Block’s primary production area, which is anticipated to reduce hauling distances and costs. The Las Truchas hydroelectric facility, located 42 kilometres from the operation, was completed and commissioned during the quarter and is expected to provide over 7MW of power at reduced power costs.

Operational focus continues on both exploration and development activities to identify and exploit higher grade reserves.  Underground development is being advanced to access new high grade ore in the Sinaloa Graben and Arana hanging wall areas.  With six drills currently operating, exploration is being carried out from many of the underground workings.

GOLDCORP | 12

Second Quarter Report – 2008

(in United States dollars, tabular amounts in millions, except where noted)

Los Filos mine, Mexico (1)
	Three Months Ended
Operating Data	June 30 2008	March 31 2008	December 31 2007	September 30 2007	June 30 2007

Tonnes of ore mined	5,592,500	5,145,700	-	-	-
Tonnes of waste removed	4,569,000	5,685,400	-	-	-
Ratio of waste to ore	0.82	1.11	-	-	-
Tonnes of ore processed	5,725,700	4,911,300	35,800	35,300	35,300
Average grade processed (grams/tonne)	0.60	0.75	5.92	8.47	7.33
Average recovery rate (3)	34%	40%	87%	87%	88%
Gold (ounces)
– Produced	58,500	48,300	33,900	21,600	9,800
– Sold	58,400	50,400	5,600	9,200	6,900
Average realized gold price (per ounce)	$899	$932	$774	$694	$665
Total cash costs (per ounce) (2)	$470	$277	$401	$249	$357
Financial Data
Revenues	$53.1	$47.0	$4.4	$6.4	$4.6
Depreciation and depletion	$9.4	$8.7	$0.6	$0.3	$0.5
Earnings from operations	$16.3	$22.9	$0.9	$3.7	$2.0
Expenditures for mining interests	$10.0	$12.3	$(11.3)	$26.8	$46.2

(1)
The Los Filos open pit mine commenced commercial production on January 1, 2008. Prior period figures include pre-commercial production ounces from the open pit and production from the small underground operation (Nukay), which had previously been included in the Luismin operations. Pre-production sales revenue associated with the open pit mine was credited against capitalized project costs prior to January 1, 2008.

(2)
Cash costs per ounce for the Los Filos open pit were $435 for the second quarter of 2008 compared to $234 in the first quarter. When combined with Nukay, cash costs were $470 per ounce in the second quarter.

(3)
Recovery is reported on a cumulative basis starting in the second quarter of 2008, to reflect the cumulative recovery of ore on the leach pad, and does not reflect the true recovery expected over time.

The Los Filos open pit mine commenced commercial production on January 1, 2008. The operation’s primary production measures have continued to improve.  At the end of the second quarter, Los Filos had 31 hectares of ore under leach, with monthly ore placement of 2 million tonnes and average daily pregnant solution processing of 80,000 cubic metres in the quarter. The open pit continued to ramp up in the period, with 51,900 ounces of gold produced in the quarter, which was 6,900 ounces, or 15%, higher than the production in the prior quarter. Tonnes mined were 9% higher and tonnes processed were 17% higher than the prior quarter, which resulted in an increased amount of ore being placed on the leach pad.

Cash costs for the open pit operation for the six months ended June 30, 2008 were $340 per ounce and are more representative of the operating performance, rather than what was experienced over the last three months.  Cash costs for the second quarter increased by $201 per ounce, or 86%, compared to the first quarter.  The increase is a result of inventory movements ($134 per ounce), higher operating costs ($75 per ounce) and the stronger Mexican peso ($15 per ounce), partially offset by higher gold production ($23 per ounce).  The increase in operating costs was attributable to employee cost increases of $1.3 million, increased fuel costs of $1.5 million due to increased haulage, increased reagent costs of $1 million, as the heap leach pad is expanded, and investment in the surrounding community of $1.2 million.

Construction of the second stage of the heap leach pad was completed with the exception of the over-liner placement, which will be completed as ore placement progresses.

Subsequent to the quarter, movement of the ground at the southwest corner of the leach pad was detected.  During the third quarter of 2008, approximately 500,000 tonnes of ore related to the affected area, representing approximately 3% of the existing tonnes on the

GOLDCORP | 13

Second Quarter Report – 2008

(in United States dollars, tabular amounts in millions, except where noted)

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)

leach pad, will be unloaded and placed in another portion of the leach pad where active processing continues. The movement has stabilized and monitoring of this portion of the leach pad is ongoing. No leakage of solution from the leach pad has been detected.

Production from the small, supplementary underground operation doubled, from 3,300 gold ounces in the first quarter to 6,600 in the second quarter, at a cash cost of $736 per ounce.

El Sauzal mine, Mexico
	Three Months Ended
Operating Data	June 30 2008	March 31 2008	December 31 2007	September 30 2007	June 30 2007
Tonnes of ore mined	614,500	636,500	618,000	701,100	779,600
Tonnes of waste removed	896,900	1,131,300	1,261,600	1,179,100	1,169,400
Ratio of waste to ore	1.5	1.8	2.0	1.7	1.5
Tonnes of ore milled	516,500	508,900	534,900	574,700	575,600
Average mill head grade (grams/tonne)	4.32	3.69	5.11	4.46	4.70
Average recovery rate	94%	94%	94%	94%	94%
Gold (ounces)
– Produced	67,700	56,500	82,800	77,600	79,900
– Sold	67,700	58,000	83,400	81,000	75,600
Average realized gold price (per ounce)	$900	$930	$799	$683	$664
Total cash costs (per ounce)	$149	$159	$118	$117	$127
Financial Data
Revenues	$61.4	$54.3	$66.9	$56.0	$50.8
Depreciation and depletion	$24.5	$21.4	$23.1	$28.4	$26.8
Earnings from operations	$26.2	$23.4	$31.3	$17.1	$13.5
Expenditures for mining interests	$8.4	$2.3	$0.7	$1.5	$0.7

Gold production in the second quarter was 15% lower than the corresponding quarter of 2007, primarily as a result of lower ore grades and a decrease in tonnes mined as the mine nears the later stages of its life.  Tonnes of ore mined in the current quarter decreased by 21% compared to the same period in 2007, primarily because of lower equipment availability due to an aging fleet and longer hauling distances. The average grade in the current quarter also decreased by 8% when compared with 2007. Total cash costs per ounce were correspondingly 17% higher than in the same period of 2007 due to the lower production.

Comparing the current quarter to the previous quarter, gold production was 20% higher due to the higher grade of ore mined and processed. Cash costs of $149 per ounce were 6% lower compared to the first quarter, primarily as a result of the increased production.

Extension of the mine life at El Sauzal remains a priority of the exploration program and exploration continues in the Trini area.

GOLDCORP | 14

Second Quarter Report – 2008

(in United States dollars, tabular amounts in millions, except where noted)

Marlin mine, Guatemala

	Three Months Ended
Operating Data	June 30 2008	March 31 2008	December 31 2007	September 30 2007	June 30 2007
Tonnes of ore milled	373,400	552,500	506,800	462,200	442,100
Average mill head grade (grams/tonne)
– Gold	4.41	4.37	4.73	4.36	4.27
– Silver	87	88	84	86	80
Average recovery rate (%)
– Gold	90%	91%	90%	91%	89%
– Silver	60%	59%	56%	63%	60%
Produced (ounces)
– Gold	51,300	70,300	68,000	58,700	53,700
– Silver	673,700	906,700	771,000	793,600	680,800
Sold (ounces)
– Gold	56,400	67,400	71,900	57,000	52,700
– Silver	743,000	949,700	938,100	675,000	667,000
Average realized gold price (per ounce)	$901	$934	$799	$679	$664
Total cash costs (per ounce) (1)	$176	$55	$121	$176	$140
Financial Data
Revenues	$63.7	$79.6	$71.0	$47.3	$43.8
Depreciation and depletion	$14.2	$16.6	$26.9	$10.1	$10.0
Earnings from operations	$26.1	$41.3	$21.3	$17.5	$17.6
Expenditures for mining interests	$8.1	$3.6	$9.8	$5.4	$7.7

(1)
The calculation of total cash costs per ounce of gold sold is net of by-product silver sales revenue. If the silver sales were treated as a co-product, average total cash costs at Marlin for the quarter ended June 30, 2008  would be $326 per ounce of gold and $6.06 per ounce of silver (2007 – $246 and $4.77, respectively).

During the second quarter of 2008, the Marlin mine produced 51,300 ounces of gold and 673,700 ounces of silver, which is a 4% decrease in gold production and a 1% decrease in silver production compared to the second quarter of 2007.  When compared to the previous quarter, gold production decreased by 27% and silver production decreased by 26%. Mill throughput decreased by 16% compared to the same period last year and by 32% over the previous quarter.

The decrease in tonnes and ounces was primarily due to power interruptions experienced during June, as a result of interference with the operation of the power line carried out by a landowner with whom Goldcorp has had an existing right-of-way agreement since 2004. The power interruptions resulted in idling of the mill facility, with a total of 20 days of plant production being lost. However mining activities were largely unaffected, as ore containing 6,000 ounces of gold were stockpiled on site. The power line problem has been resolved and stockpiled ore is being processed. Goldcorp has made extensive efforts to work cooperatively with the landowner and is seeking an equitable solution, working with local and national officials in Guatemala, to resolve this issue as quickly and fairly as possible.

The underground mine was converted over to generator power in order to maintain production during the power outages.  Long-hole stope mining continues to favorably impact underground production. Underground ore production increased by 75% over the second quarter of 2007, averaging 1,433 tonnes per day, and open pit tonnage increased by 21% over the same period.

Cash costs for the quarter were $176 per ounce compared to $140 in the second quarter of 2007 and $55 in the first quarter of 2008. On a co-product basis, cash costs increased by $80 per ounce, or 33%, in comparison to the second quarter of 2007, as a result of higher operating costs ($89 per ounce impact, or 111%) and the stronger Guatemalan quetzal ($7 per ounce impact, or 9%), partially offset by

GOLDCORP | 15

Second Quarter Report – 2008

(in United States dollars, tabular amounts in millions, except where noted)

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)

higher ounces ($16 per ounce, or 20%).  The operating cost increases were primarily due to higher costs for labour ($2.0 million), fuel ($1.2 million) and maintenance ($1.4 million). Compared to the previous quarter, cash costs on a co-product basis increased by $85 per ounce, or 35%, due to lower ounces ($48 per ounce impact, or 56%), higher operating costs ($29 per ounce impact, or 34%) and the stronger Guatemalan quetzal ($8 per ounce, or 10%). The operating cost increases were primarily due to higher costs for labour ($0.8 million), fuel ($0.6 million) and maintenance ($1.1 million).

Current capital projects include the construction of a tailings water treatment plant and modifications to the crusher feed for the mill.

GOLDCORP | 16

Second Quarter Report – 2008

(in United States dollars, tabular amounts in millions, except where noted)

Alumbrera mine, Argentina (Goldcorp’s interest – 37.5%)
	Three Months Ended
Operating Data	June 30 2008	March 31 2008	December 31 2007	September 30 2007	June 30 2007
Tonnes of ore mined	1,910,400	1,261,100	2,475,000	2,133,400	2,493,700
Tonnes of waste removed	7,084,300	7,394,700	7,469,400	7,476,800	8,181,100
Ratio of waste to ore	3.7	5.9	3.0	3.5	3.3
Tonnes of ore milled	3,508,000	3,442,400	3,561,000	3,683,300	3,584,500
Average mill head grade
– Gold (grams/tonne)	0.47	0.63	0.77	0.78	0.61
– Copper (%)	0.41	0.50	0.58%	0.61%	0.55%
Average recovery rate (%)
– Gold	77%	74%	80%	73%	72%
– Copper	77%	79%	86%	84%	83%
Produced
– Gold (ounces)	40,900	51,100	70,600	66,000	50,800
– Copper (thousands of pounds)	24,600	29,700	39,200	40,800	36,400
Sold
– Gold (ounces)	48,200	36,000	86,700	49,600	51,000
– Copper (thousands of pounds)	29,800	19,900	49,100	32,100	36,700
Average realized price
– Gold (per ounce)	$902	$960	$807	$704	$661
– Copper (per pound)	$3.93	$5.18	$2.64	$3.82	$3.66
Total cash costs (per gold ounce) (1)	$(808)	$(1,610)	$(420)	$(1,057)	$(1,071)
Financial Data
Revenues	$157.1	$133.0	$188.2	$151.0	$154.8
Depreciation and depletion	$18.1	$14.5	$24.4	$18.1	$18.2
Earnings from operations	$52.6	$68.2	$77.8	$69.2	$69.6
Expenditures for mining interests	$4.2	$4.5	$-	$6.2	$2.5

(1)
The calculation of total cash costs per ounce of gold for Alumbrera is net of by-product copper sales revenue. If copper production were treated as a co-product, average total cash costs at Alumbrera for the quarter ended June 30, 2008 would be $458 per ounce of gold and $1.92 per pound of copper (June 30, 2007 – $309 per ounce of gold and $1.76 per pound of copper).

Alumbrera’s copper and gold production was 32% and 19% lower, respectively, compared to the second quarter of 2007 and 17% and 20% lower relative to the first quarter of 2008 as a result of decreased tonnages mined and significantly reduced grades and copper recoveries due to the planned increase in milling of low-grade stockpiles.

Cash costs increased by $263 per ounce, or 24%, compared to the second quarter of 2007 due to a 15% increase in operating costs resulting from inflationary effects related to higher energy prices, explosives, unplanned maintenance and ocean freight, changes in inventory movements and lower copper by-product credits ($16 million) due to lower copper sales. These increases were partially offset by a lower YMAD royalty ($8 million).

Cash costs increased by $802 per ounce, or 50%, compared to the first quarter due to a 32% increase in operating costs resulting from inflationary effects experienced in the latter part of the second quarter related to labour, fuel and consumables and a higher YMAD royalty ($8 million), but this was offset by the positive by-product credits ($14 million) related to increased copper sales offset by lower realized prices.

Commissioning of the molybdenum plant is essentially complete after some difficult issues were overcome in the quarter.  Routine operation will ramp up as higher grade molybdenum ores are processed.

Late in 2007, the Argentine government informed mining exporters that their products would be subject to an export retention. Alumbrera continues to contest the payment of this retention and dialogue with the government is ongoing. The impact of the retention

GOLDCORP | 17

Second Quarter Report – 2008

(in United States dollars, tabular amounts in millions, except where noted)

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)

in the second quarter of 2008 was approximately $11.7 million, which has been excluded from cash costs. Had this amount been included, consolidated cash costs would have increased by $24 per ounce. The total amount of retention tax paid to date amounts to $26.1 million (Goldcorp’s share).

Marigold mine, United States (Goldcorp’s interest – 67%)
	Three Months Ended
Operating Data	June 30 2008	March 31 2008	December 31 2007	September 30 2007	June 30 2007
Tonnes of ore mined	1,861,500	1,100,300	2,059,900	1,682,600	1,474,300
Tonnes of waste removed	4,158,600	5,891,600	3,803,400	3,740,200	5,486,500
Ratio of waste to ore	2.2	5.4	1.9	2.2	3.7
Tonnes of ore processed	1,861,500	1,100,300	2,059,900	1,682,600	1,474,300
Average head grade (grams/tonne)	0.56	0.52	0.96	0.75	0.45
Average recovery rate (%)	70%	70%	70%	70%	70%
Gold (ounces)
– Produced	25,200	22,000	39,200	21,800	18,600
– Sold	25,300	21,700	41,400	19,700	19,300
Average realized gold price (per ounce)	$899	$930	$796	$681	$667
Total cash costs (per ounce)	$654	$561	$500	$580	$754
Financial Data
Revenues	$22.8	$20.2	$33.0	$13.4	$12.9
Depreciation and depletion	$2.6	$2.4	$0.9	$2.9	$2.8
Earnings (loss) from operations	$1.9	$5.3	$8.3	$(1.2)	$(4.9)
Expenditures for mining interests	$2.6	$0.7	$0.7	$5.2	$3.8

Goldcorp’s share of Marigold’s production amounted to 25,200 ounces of gold during the second quarter of 2008, which was 35% higher than the corresponding period in 2007.   Gold placed on the leach pad during the quarter was 57% higher than the corresponding period in 2007 due to an increase in both tonnage and in the grade of ore mined in the Antler Pit.

Pit development was focused on ore mining from phase 6 of the Antler Pit and waste removal from phase 5 of the Basalt Pit.   The lower strip ratio in the second quarter was the result of higher than expected waste removal during the first quarter to stabilize a section of the east wall of the Antler pit.  The cash cost of gold produced during the quarter decreased by 13% over the second quarter of 2007 due to increases in gold production, which offset higher consumable supply costs.  Substantial increases in consumable supply costs were primarily attributable to fuel, which increased by 75% over the same period in 2007.

Gold production during the quarter was 14% higher than in the first quarter of 2008 due to an 82% increase in gold ounces mined and stacked on the leach pad.  The increase in ounces stacked was the result of increased ore tonnes mined due to waste that was moved ahead of plan in the first quarter for the purpose of wall stabilization in the Antler pit, as well as improvements in head grade.  Cash costs per ounce increased by 17% from the first quarter to the second quarter, primarily because of a 37% increase in fuel costs and a 9% increase in labour expenses.

Development drilling was completed in the northwest portion of Basalt Phase 5 and moved into the middle Basalt pit to fill in and locate the deeper portions of mineralization.  Exploration drilling continued the evaluation of the Lil’ Gun Target and the Trout Creek Fault Zone.

GOLDCORP | 18

Second Quarter Report – 2008

(in United States dollars, tabular amounts in millions, except where noted)

Wharf mine, United States
	Three Months Ended
Operating Data	June 30 2008	March 31 2008	December 31 2007	September 30 2007	June 30 2007
Tonnes of ore mined	838,000	764,600	838,300	852,500	612,200
Tonnes of ore processed	677,900	661,200	847,800	888,800	640,200
Average grade of gold processed (grams/tonne)	1.24	0.99	0.72	0.87	1.36
Average recovery rate (%)	68%	70%	69%	67%	70%
Gold (ounces)
– Produced (note 1)	15,000	11,600	18,900	12,200	12,600
– Sold	16,600	12,100	16,900	12,000	12,800
Average realized gold price (per ounce)	$900	$913	$806	$690	$658
Total cash costs (per ounce)	$448	$568	$429	$338	$364
Financial Data
Revenues	$15.9	$11.4	$14.4	$8.8	$8.8
Depreciation and depletion	$0.9	$0.9	$1.1	$0.8	$1.4
Earnings from operations	$6.3	$3.0	$5.0	$3.1	$2.1
Expenditures for mining interests	$2.4	$0.6	$0.2	$0.5	$3.6

(1)	Tonnes of ore processed do not correlate directly to ounces produced during the quarter, as there is a time delay between placing ore on the leach pad and producing gold.

The Wharf mine produced 15,000 ounces of gold in the second quarter compared with 12,600 ounces in the corresponding period in 2007.  The main reason for the higher production is the increased efficiency in the plant recoveries and stripping circuits.  Despite the increase in production, cash costs have increased by 23% due to inflation associated with petroleum products, diesel and other consumables.  Diesel costs, which represent 21% of Wharf’s total mining costs, have increased by 35% year over year.

During the quarter, plant efficiency was influenced by higher silver recoveries.  The mine plan was modified to send ore that had less silver and allow the plant to achieve a higher gold to silver ratio.  The change in the mining plan and the plant modifications accounted for the increase in gold production compared to the first quarter of 2008. The 25% increase in grade relates to higher grade ore being mined in the Deep Portland pit.  The cash costs have decreased as a result of the higher production rates.

The Wharf mine received County and State regulatory approval to expand the processing facility by adding a fifth leach pad. The new pad construction is underway and expected to be completed in the fourth quarter.

GOLDCORP | 19

Second Quarter Report – 2008

(in United States dollars, tabular amounts in millions, except where noted)

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)

PROJECT DEVELOPMENT REVIEW

Peñasquito Project, Mexico

Peñasquito is a 100% owned development project consisting initially of two open pits, Chile Colorado and Peñasco. The mine is in development, with the current feasibility study envisaging a heap leach operation starting in 2008, followed by a 65,000 tonne per day milling operation in 2009, ramping up to 130,000 tonnes per day in 2010. Annual production over the life of mine (estimated at 19 years) is expected to average approximately 400,000 ounces of gold, 31 million ounces of silver and over 400 million pounds of zinc. In June 2007, new reserves were calculated using the latest exploration data and the deposit now contains 13.05 million ounces of proven and probable gold reserves, 4.73 million ounces of measured and indicated gold resources and 9.02 million ounces of inferred gold resources. In addition, Peñasquito contains 863.9 million ounces of proven and probable silver reserves, 413.3 million ounces of measured and indicated silver resources and 509.9 million ounces of inferred silver resources. Significant quantities of zinc and lead will also add to the revenue base. The deposit remains open to the north, east, and at depth. Exploration drilling remains in progress.

During the second quarter, several major milestones were achieved at Peñasquito:

•	The 400 kV El Salero substation and Peñasquito substations were energized, including the 69 kV Mine Loop and the Merrill Crowe plant.

•
The concrete foundations for SAG Line 1 were completed.  The mills for Line 1 arrived on site and are being prepared for installation. At the tailings facility the contractor continued with the priority to complete the water reservoir by the fourth quarter to begin storing water for milling operations in 2009.

•
The first 70 cubic yard electric mining shovel commenced production in June.  The second shovel is 90% complete and is expected to be operational in the second half of July. There are currently 23 haul trucks operating and three being assembled.

•
Ten water wells in the Torres well field are now completed and ready for pump installation.  The fresh water pond was also completed. The right-of-way for the water and power lines to the well field was secured and the 36” pipeline is being installed.

•
A metallurgical test program was initiated to determine flotation recoveries for gold and silver telluride minerals that have been classified as waste in the current open pit design. The program should be completed by the end of the year.

•
A concentrate transportation study evaluating railing, trucking, and a combination of rail and trucking coupled with pumping concentrates, was completed. The study confirmed that the truck transportation scenario as modelled in the feasibility study is the most economic mode of concentrate transportation.

Leaching of the first pad cell commenced in April, the oxide plant was commissioned and the first gold, which is ancillary to the primary operations, was poured on May 10th. Approximately 13 hectares were under leach at June 30th.

The oxide gold plant started up in the second quarter, with the first non-commercial production of 1,600 ounces of gold and 91,600 ounces of silver achieved in the quarter. Pre-operational costs incurred prior to commercial production are being capitalized, and the proceeds of any sales during this pre-production phase will be offset against the mining costs.

The oxide crushing plant was also completed and is now producing over-liner product for the leach pad. Liner installation on the leach pad was completed.

By the end of the second quarter, $1.142 billion had been spent ($801 million) and committed ($341 million) of the total capital cost estimate of $1.494 billion. Construction is on schedule and budget.

GOLDCORP | 20

Second Quarter Report – 2008

(in United States dollars, tabular amounts in millions, except where noted)

Éléonore Project, Canada

The Éléonore Project is located in the north-east corner of the Opinaca Reservoir in the James Bay region of Québec, Canada.  The Éléonore deposit is a major new gold discovery in a relatively unexplored area in the Province of Québec, located in the core of what Goldcorp believes to be a promising new gold district in North America. As of December 31, 2007, the indicated gold resource had grown to 2.5 million ounces at an average grade of 7.2 grams per tonne and the inferred gold resource had grown to 1.2 million ounces at an average grade of 6.6 grams per tonne. High grade drill results outside the resource boundary point to significant expansion potential at Éléonore.

In the second quarter of 2008, intensive drilling at Éléonore continued with up to five rigs in operation, concentrating on the deep, north and south extensions of the deposit. Positive drilling results continue to be received and the focus in 2008 is to better define and understand the deposit.

Project work continues on geological and block modeling, with a focus on the higher grade areas in the deposit, including new high grade zones discovered with recent drilling.  Subject to permitting, work on the 600 metre deep exploration shaft, to improve the ability to advance higher grade exploration targets at depth, will commence in the fourth quarter. Key permit applications for the Advanced Exploration work including the exploration shaft, the winter road and the temporary airstrip have been submitted to the governmental authorities.

Opinaca Mines (Goldcorp), Wemindji and the Grand Council of the Crees signed a two-year Advanced Exploration Program agreement that includes support of permitting and contracting opportunities for the construction of the infrastructures listed above, joint completion of a Cree Human Resource and Business Opportunities Study, as well as participation in the environmental and social impact assessment work of the future mine project.

Discussions regarding infrastructure work and permitting also continued with various governmental departments and Hydro-Québec. The Éléonore project has obtained approval for and signed a contract with Hydro-Québec for the construction of an initial 69 kV power line to site, which will be operational by mid-2010. The mine environmental and social impact assessment (ESIA) work is continuing.

Capital expenditures in the second quarter of 2008 amounted to $22.7 million, consisting of exploration drilling and infrastructure construction.  Cumulative expenditures to date since acquisition amounted to $104.4 million.

Pueblo Viejo, Dominican Republic (Goldcorp’s interest – 40%)

Pueblo Viejo is a 22 million ounce proven and probable gold reserve, where Goldcorp’s interest represents 8.9 million ounces. The project is a partnership with Barrick Gold Corporation, the project operator.

Work commenced on site at Pueblo Viejo in the Dominican Republic. Dismantling of historical facilities and camp construction is underway, and an accelerated procurement plan is being advanced with approximately one-third of the pre-production capital budget, expected to be about $2.7 billion (100% basis), committed or subject to firm pricing. Post start-up, an additional $0.3 billion (100% basis) is expected to complete the phased expansion to 24,000 tonnes per day. A significant number of long-lead time items have been secured, including the mills, autoclaves, tanks, oxygen plant and the entire mining fleet. In addition, almost all of the anticipated structural steel requirements have been purchased. Costs are currently tracking the capital budget, which is based on late 2007 commodity prices. The previous cash cost estimate of $250 per ounce in the first full five years of production was based on initial HFO power, which Barrick is currently in the process of securing, and assumed a longer term, lower cost power supply. Assuming life-of-mine HFO power at a WTI oil price of $100 per barrel, cash costs are expected to be in the range of $275 - $300 per ounce for the first full five years of production; however, Barrick continues to explore a range of options for lower cost, long-term power.

GOLDCORP | 21

Second Quarter Report – 2008

(in United States dollars, tabular amounts in millions, except where noted)

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)

Proven and probable reserves at Pueblo Viejo are estimated to have increased by 9% to 22.2 million ounces (100% basis) (1). After a three and a half year construction period, Goldcorp’s share of annual gold production in the first full five years of operation is expected to be about 400,000 ounces.

(1)	Calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities.

Cerro Blanco Project, Guatemala

The Cerro Blanco Project is located in southwestern Guatemala and is considered to be a classic hot springs gold deposit with typical bonanza type gold mineralization.  An estimated Inferred and Indicated resource of 3.87 million tonnes, at an average grade of 15.5 grams per tonne, containing 1.93 million ounces of gold and 8.4 million ounces of silver was announced in 2005

Definition drilling from underground is planned for the later part of this year and early next year and an exploration decline into the ore body is being driven from two directions. The declines would also serve as mine access ramps during the operation of the underground mine. The underground mine is expected to result in operating synergies with the Marlin mine.

Construction of the declines to access the ore body is underway and it is expected to reach the ore body by the fourth quarter of this year in order to obtain the bulk samples for metallurgical testing to assist with design optimization of the plant.

The mine dewatering program commenced in April, with the use of high temperature pumps and air lift systems. Cooling channels and ponds were constructed and are operational.

Geophysical studies to determine the potential for a geothermal power generation plant were conducted during the quarter with very positive results.   Exploration drilling of the geothermal resource is expected to commence in September. A drill rig capable of drilling to the necessary depth has been identified and mobilization is expected in the third quarter. An internal prefeasibility study for a geothermal power plant will be completed later this year.

GOLDCORP | 22

Second Quarter Report – 2008

(in United States dollars, tabular amounts in millions, except where noted)

EXPENSES
	Three Months Ended June 30		Six Months Ended June 30
	2008	2007	2008	2007
Corporate administration	$41.4	$39.9	$66.5	$65.6
Exploration	15.3	10.9	27.8	17.8

Corporate administration costs increased by $1.5 million in the second quarter of 2008 as compared to the same period in 2007. Increased corporate activity resulting in higher personnel costs, increases in travel costs, and higher donations due to timing have contributed to this increase. Offsetting this increase was a $3.2 million decrease in the stock option expense of $15.3 million (2007 – $18.5 million), which was lower than the prior year due to the longer vesting period of options granted in the current period.

For the six month period ended June 30, 2008, corporate administration costs increased by $0.9 million. Costs associated with personnel, donations and travel were higher compared to the prior period, but were largely offset by a $5.2 million decrease in the stock option expense of $19.7 million for the six months ended June 30, 2008 (2007 - $24.9 million).

Exploration costs increased by $4.4 million the second quarter of 2008 compared to 2007, and by $10.0 million for the six months ended June 30, primarily due to the expansion of the drilling program at Red Lake and the acquisition of the additional interest in Porcupine and Musselwhite.

OTHER INCOME (EXPENSE)
	Three Months Ended June 30		Six Months Ended June 30
	2008	2007	2008	2007
Interest and other income	$9.1	$1.8	$18.8	$6.3
Interest expense and finance fees	(0.6)	(12.7)	(6.2)	(26.5)
Share of income (loss) of equity investee	0.1	(0.6)	3.9	(0.6)
Loss on foreign exchange	(91.2)	(102.9)	(157.8)	(46.2)
Non-hedge derivative loss	(0.7)	(26.9)	(32.3)	(35.2)
Gain (loss) on securities, net	-	11.9	(1.5)	9.1
Gain on sale of Peak and Amapari mines	-	40.2	-	40.2
Gain on disposition of Silver Wheaton shares	-	-	292.5	-
Dilution (loss) gain	(0.7)	6.5	1.4	6.7
	$(84.0)	$(82.7)	$118.8	$(46.2)

The Company earned $9.1 million of interest and other income in the second quarter of 2008 (2007 - $1.8 million) and $18.8 million in the six month period (2007 - $6.3 million).  The increase in interest income compared to 2007 is primarily due to the higher cash and cash equivalents balance on hand arising from the Peñasquito silver stream sale in the third quarter of 2007 and the close of the Silver Wheaton transaction in the first quarter of 2008.  During the current period, the Company incurred $0.6 million of interest expense and financing fees (six month period - $6.2 million), compared to $12.7 million in 2007 (six month period - $26.5 million). The decline in interest expense and finance fees is due to the repayment of the outstanding revolving credit facility in the first quarter of 2008.

The Company incurred $91.2 million of net foreign exchange losses in the second quarter of 2008 (2007 – loss of $102.9 million), and $157.8 million in the six months ended June 30, 2008 (2007 - $46.2 million), resulting primarily from the impact of the strengthened Mexican Peso on the Company’s future income tax liabilities, which are reported in its functional currency of US dollars. The Company has a significant amount of future income tax liabilities arising from acquisitions in excess of $3.5 billion, which are monetary items revalued each quarter end at current exchange rates. The strengthening of the Canadian dollar in the second quarter of 2008 also impacted the Company’s results due to its significant cash balance denominated in Canadian dollars from the proceeds of the Silver Wheaton transaction.

GOLDCORP | 23

Second Quarter Report – 2008

(in United States dollars, tabular amounts in millions, except where noted)

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)

As discussed under “Liquidity and Capital Resources”, below, the Company has entered into copper forward contracts and swaps on its 2008 production. A loss of $0.7 million was recognized on these derivatives in the second quarter of 2008, comprised of a realized loss of $10.5 million on matured contracts, and, as these contracts do not qualify for hedge accounting, the Company also recognized a mark-to-market gain of $9.8 million in the quarter (2007 – total loss of $26.9 million, comprising a realized loss of $9.2 million on matured contracts and a mark-to-market loss of $17.7 million). For the six months ended June 30, 2008, the Company recognized a loss of $32.3 million, comprised of a realized loss of $18.6 million on matured contracts and a mark-to-market loss of $13.7 million (six months ended June 30, 2007 – total loss of $35.2 million, comprising a realized loss of $4.1 million and a mark-to-market loss of $31.1 million).

During the first quarter of 2008, the Company completed the sale of its 108 million common shares of Silver Wheaton (48% interest) to a syndicate of underwriters at a price of Cdn $14.50 per common share, for gross proceeds of $1.571 billion less total transaction costs of $55.7 million and less Silver Wheaton’s cash balance of $10.2 million. The transaction resulted in a gain of $292.5 million, which was partially offset by taxes payable of $156.0 million, resulting in a net earnings impact of $136.5 million after tax in the first quarter.

A dilution loss of $0.7 million related to Terrane was recorded for the three months ended June 30, 2008 and a gain of $1.4 million was recorded in the six month period, compared with a gain of $6.5 million in the second quarter of 2007 and a gain of $6.7 million in the six months ended June 30, 2007. The prior year’s gain resulted from the dilution of the Company’s interest in Terrane from 77% to 69%.

INCOME AND MINING TAXES

Income and mining taxes for the three months ended June 30, 2008 totalled $61.6 million (six months ended - $245.2 million), approximately 41% (six months ended – 39%) of earnings before taxes and foreign exchange revaluation of future income tax assets and liabilities and dilution gains, which are not subject to taxation.  In 2007, income and mining taxes for the three months ended June 30 totalled $50.8 million (six months ended June 30 - $82.8 million), or approximately 34% (six months ended - 32%) of earnings before taxes and foreign exchange revaluation of future income tax assets and liabilities and dilution gains.

The higher effective tax rate for the three months ended and six months ended June 30, 2008, as compared to 2007, is due primarily to the disposition of the Company’s previously consolidated interest in Silver Wheaton, which was subject to a lower effective tax rate.  In addition, the six months ended June 30, 2008 included the taxes payable on the disposition of the Silver Wheaton shares of $156 million.

NON-CONTROLLING INTERESTS

The non-controlling interests relate to Goldcorp’s ownership of its subsidiary companies, including Terrane Metals Corp. (68%) and Silver Wheaton (48%) until February 14, 2008.

The non-controlling interest’s share of the net loss for the three months ended June 30, 2008 amounted to $0.2 million (share of the net earnings for the six months ended June 30, 2008 - $8.9 million), compared to $11.4 million for the three months ended June 30, 2007 (six months ended June 30, 2007 - $23.8 million).

GOLDCORP | 24

Second Quarter Report – 2008

(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP MEASURE – TOTAL CASH COSTS PER GOLD OUNCE CALCULATION

The Company has included a non-GAAP performance measure, total cash cost per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash costs per ounce to the financial statements for the three and six months ended June 30:

	Continuing Operations				Including Discontinued Operations (for information only)
	Three Months Ended June 30		Six Months Ended June 30		Three Months Ended June 30		Six Months Ended June 30
	2008	2007	2008	2007	2008	2007	2008	2007
Operating expenses per financial statements (2)	$318.9	$234.1	$577.4	$449.6	$318.9	$248.9	$577.4	$473.9
Treatment and refining charges on concentrate sales	5.7	14.3	11.4	27.1	5.7	14.6	11.4	27.6
By-product silver and copper sales, and other	(142.0)	(144.7)	(275.1)	(258.4)	(142.0)	(183.0)	(275.1)	(319.1)
Alumbrera export retention	(11.7)	-	(21.4)	-	(11.7)	-	(21.4)	-
Non-cash adjustments	(0.4)	(14.5)	-	(14.5)	(0.4)	(7.8)	-	(13.3)
Total cash costs	$170.5	$89.2	$292.3	$203.8	$170.5	$72.7	$292.3	$169.1

Divided by ounces of gold sold	553,200	536,900	1,068,000	1,063,900	553,200	546,400	1,068,000	1,077,700
Total cash costs per ounce of gold (1)	$308	$166	$274	$192	$308	$133	$274	$157

(1)	Total cash costs of continuing operations on a co-product basis were $432 per ounce for the three months ended June 30, 2008 (2007 – $304 per ounce).

(2)
$24.5 million in royalties for the three months ended June 30, 2008 (six months ended June 30, 2008 - $43.6 million) are included in operating expenses per the financial statements. For the three months ended June 30, 2007, royalties totalled $32.9 million (six months ended June 30, 2007 - $73.4 million).

GOLDCORP | 25

Second Quarter Report – 2008

(in United States dollars, tabular amounts in millions, except where noted)

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP MEASURE – ADJUSTED NET EARNINGS

The Company has included a non-GAAP performance measure, adjusted net earnings and adjusted net earnings per share, throughout this document. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of adjusted net earnings to the financial statements:

	Three Months Ended June 30		Six Months Ended June 30
	2008	2007	2008	2007
Net (loss) earnings per financial statements	$(9.2)	$2.9	$220.3	$127.8
Foreign exchange loss on revaluation of future income tax liabilities	98.4	104.4	155.0	51.1
Unrealized non-hedge derivative (gain) loss, net of tax	(6.7)	11.6	9.3	20.2
Loss (gain) on securities, net of tax	-	(10.6)	1.2	(7.8)
Dilution loss (gain)	0.7	(6.5)	(1.4)	(6.7)
Gain on disposition of Silver Wheaton shares, net of tax	-	-	(136.5)	-
Gain on sale of Peak and Amapari mines, net of tax	-	(6.5)	-	(6.5)
Total adjusted net earnings	$83.2	$95.3	$247.9	$178.1
Weighted average shares outstanding (000’s)	710,774	704,044	709,740	703,830
Adjusted net earnings per share	$0.12	$0.14	$0.35	$0.25

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2008, the Company held cash and cash equivalents of $1,160.8 million (December 31, 2007 – $510.8 million) and had working capital of $1,361.0 million (December 31, 2007 – $630.4 million).  The increase in cash and cash equivalents is primarily due to the receipt of $1.5 billion in cash from the sale of the Silver Wheaton shares. The proceeds were partially used to repay amounts outstanding under the Company’s revolving credit facility.

On May 18, 2007, Goldcorp entered into a $1.5 billion revolving credit facility. Upon closing the credit facility, there was a contemporaneous repayment in full of all credit outstanding under the $500 million, $350 million and $550 million revolving credit facilities and the termination thereof. The credit facility is unsecured and amounts drawn are required to be financed or repaid May 18, 2012. Amounts drawn incur interest at LIBOR plus 0.35% to 0.70% per annum dependent upon the Company’s leverage ratio, increasing by an additional 0.05% per annum if the total amount drawn under this facility exceeds $750 million. Undrawn amounts are subject to a 0.08% to 0.175% per annum commitment fee dependent on the Company’s leverage ratio. The facility was undrawn at June 30, 2008.

In the opinion of management, the working capital at June 30, 2008, together with future cash flows from operations, is sufficient to support the Company’s normal operating requirements on an ongoing basis.

Total assets decreased to $18.0 billion at June 30, 2008 from $19.0 billion at December 31, 2007.

During the three months ended June 30, 2008, the Company generated operating cash flows from continuing activities of $184.7 million (six months ended June 30, 2008 - $401.0 million) compared with $120.8 million during the three months ended June 30, 2007 (six months ended June 30, 2007 - $232.1 million). Cash dividend payments for the period totalled $32.0 million (2007 – $31.7 million).

During the three months ended June 30, 2008, the Company invested a total of $303.2 million in mining interests, including $22.0 million at Red Lake, $155.0 million at Peñasquito, $26.0 million at Pueblo Viejo and $22.7 million at Éléonore. During the six months

GOLDCORP | 26

Second Quarter Report – 2008

(in United States dollars, tabular amounts in millions, except where noted)

ended June 30, 2008, the Company invested a total of $622.3 million in mining interests, including $52.8 million at Red Lake, $359.3 million at Peñasquito, $36.4 million at Pueblo Viejo and $42.4 million at Éléonore.

As of July 30, 2008, there were 712.7 million common shares of the Company issued and outstanding and 14.2 million stock options outstanding under its share option plan. In addition, the Company had 8.4 million share purchase warrants outstanding (exchangeable for 8.4 million common shares).

Derivative instruments

As of June 30, 2008, the Company had entered into 15 million pounds of copper forward contracts on its 2008 production at a blended rate of $2.55 per pound. Additionally, the Company has entered into a zero-cost collar structure whereby puts have been purchased at an average price of $3.45 on 13.9 million pounds and calls sold at an average price of $3.92 on 15.9 million pounds for 2008 production. These contracts are monthly swaps, cash settled, based on the average London Metal Exchange Cash Settlement price for the month. These contracts do not qualify for hedge accounting, thus the Company realized a loss of $10.5 million on matured contracts and a mark to market gain of $9.8 million in the second quarter of 2008. In the prior year the Company realized a loss of $9.2 million on the settlement of matured contracts and mark to market losses of $17.7 million on copper forward contracts in the second quarter.

The Company has risk management policies in place to manage metal price, interest rate, and foreign currency exchange rate exposure.

Contractual obligations and Guarantees

Commitments exist as at June 30, 2008 for capital expenditures of approximately $410.6 million, of which $340.5 million relates to Peñasquito.

On July 18, 2008, Terrane entered into an 18-month Cdn $40 million non-revolving credit agreement to support the construction of its Mt. Milligan project. Goldcorp has agreed to guarantee the credit facility in exchange for a one-time option to convert its fully diluted in-the-money equity interest in Terrane into a participating joint venture interest in the Mt. Milligan project. The Option can only be exercised during the term of the credit agreement, and then only if Goldcorp’s resulting joint venture interest in the Mt. Milligan Project will be greater than 30%, and is also subject to a 60% maximum limit. Terrane will call a special meeting of its shareholders on August 8, 2008 in order to seek approval for the credit and option agreements.

RELATED PARTY TRANSACTIONS

Prior to February 14, 2008, Goldcorp owned 48% of Silver Wheaton’s outstanding common shares. In the first quarter of 2008, prior to Goldcorp’s disposition of its Silver Wheaton shares, Silver Wheaton purchased approximately 841,000 ounces of silver from a subsidiary of Goldcorp at a price of $3.95 per ounce, for total consideration of approximately $3.3 million.  In the second quarter of 2007, Silver Wheaton purchased 1.4 million ounces of silver from a subsidiary of the Company at a price of $3.90 per ounce, for a total consideration of approximately $5.5 million.

CHANGE IN ACCOUNTING POLICIES

Inventories

On January 1, 2008, Goldcorp adopted the Canadian Institute of Chartered Accountants’ new Handbook Section 3031, Inventories, which replaced Section 3030. The new section establishes standards for the measurement and disclosure of inventories, provides more extensive guidance on the determination of cost, including allocation of overhead, requires impairment testing and expands the disclosure requirements. The adoption of Section 3031 did not have a significant impact on the Company’s consolidated financial position and results of operations.

GOLDCORP | 27

Second Quarter Report – 2008

(in United States dollars, tabular amounts in millions, except where noted)

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)

International Financial Reporting Standards (IFRS)

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to the Company’s reporting no later than in the first quarter of 2011, with restatement of comparative information presented.  The conversion to IFRS will impact the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency and hedging activities, certain contractual arrangements, debt covenants, capital requirements and compensation arrangements. The Company is currently evaluating the future impact of IFRS on its financial statements and will continue to invest in training and additional resources to ensure a timely conversion.

CRITICAL ACCOUNTING POLICIES

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenues and expenses.

The Company’s accounting policies are described in note 2 of the notes to its consolidated financial statements included in the Company’s 2007 Annual Report to Shareholders, and a discussion of some of the more significant policies is also included in the section entitled “Risk Factors” in the Company’s Annual Information Form. The Company’s accounting policies relating to work-in-progress inventory valuation, depreciation and depletion of mineral property, plant and equipment and site reclamation and closure accruals are critical accounting policies that are subject to estimates and assumptions regarding reserves, recoveries, future gold prices and future mining activities. All estimates used are subject to periodic review and are adjusted as appropriate. Life-of-mine plans are prepared each year, therefore all estimates relating to mining activities, reserves, recoveries and gold prices are re-assessed annually, or more frequently as determined by management. Because of the ongoing review process, the Company is able to update its estimates on a timely basis as and when developments affecting the underlying assumptions necessitate such modifications.

Inventories

Finished goods, work-in-process, heap leach ore and stockpile ore are valued at the lower of the average production costs or net realizable value.

The Company records the cost of mining ore stacked on its leach pads and in process at certain of its mines as work-in-process inventory, and values work-in-process inventory at the lower of cost or estimated net realizable value. These costs are charged to earnings and included in cost of sales on the basis of ounces of gold recovered. The assumptions used in the valuation of work-in-process inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, the amount of gold in these mill circuits and an assumption of the gold price expected to be realized when the gold is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventories, which would reduce the Company’s earnings and working capital.

Mineral Properties

The Company records mineral property acquisition costs and mine development costs at cost. In accordance with Canadian generally accepted accounting principles, the Company capitalizes preproduction expenditures net of revenues received, until the commencement of commercial production.

A significant portion of the Company’s mineral property, plant and equipment is depreciated and amortized on a unit-of-production basis. Under the unit-of-production method, the calculation of depreciation, depletion and amortization of mineral property, plant and equipment is based on the amount of reserves expected to be recovered from each location. If these estimates of reserves prove to be inaccurate, or if the Company revises its mining plan for a location, due to reductions in the metal price forecasts or otherwise, to reduce the amount of reserves expected to be recovered, the Company could be required to write-down the recorded value of its mineral property, plant and equipment, or to increase the amount of future depreciation, depletion and amortization expense, both of which would reduce the Company’s earnings and net assets.

GOLDCORP | 28

In addition, generally accepted accounting principles require the Company to consider at the end of each accounting period whether or not there has been an impairment of the capitalized mineral property, plant and equipment. For producing properties, this assessment is based on expected future cash flows to be generated from the location. For non-producing properties, this assessment is based on whether factors that may indicate the need for a write-down are present. If the Company determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate, due to reductions in the metal price forecasts, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write-down the recorded value of its mineral property, plant and equipment, which would reduce the Company’s earnings and net assets.

Reclamation Obligations

The Company has an obligation to reclaim its properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards. Generally accepted accounting principles require the Company to recognize the fair value of a liability for an asset retirement obligation, such as site closure and reclamation costs, in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company records the estimated present value of future cash flows associated with site closure and reclamation as a liability when the liability is incurred and increases the carrying value of the related assets by the same amount. Subsequently, these asset retirement costs are amortized to expense over the life of the related assets using the unit-of-production method. At the end of each period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs). If these estimates of costs or of recoverable mineral resources prove to be inaccurate, the Company could be required to write down the recorded value of its mineral property or increase the amount of future depreciation and accretion expense, or both, all which would reduce the Company’s earnings and net assets.

Future Tax Assets and Liabilities

The Company recognizes the future tax benefit related to future income tax assets and sets up a valuation allowance against any portion of those assets that it believes will, more likely than not, fail to be realized. Assessing the recoverability of future income tax assets requires management to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates could occur that materially affect the amount of future income tax liabilities recorded at the balance sheet date.

Financial Instruments

During the three months ended March 31, 2008, the Company used a mixture of cash and long-term debt to maintain an appropriate capital structure, ensuring sufficient liquidity required to meet the needs of the business and the flexibility to continue growing through acquisition. The Company has not executed any interest rate contracts or other derivative financial instruments to manage the risks associated with its operations and therefore, in the normal course of business, is inherently exposed to currency, interest rate and commodity price fluctuations.

The Company holds certain financial instruments such as long-term investments and copper futures contracts and therefore is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

GOLDCORP | 29

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)

OUTLOOK

The Company expects to produce approximately 2.3 to 2.4 million ounces of gold at an average cash cost of less than $300 per ounce in 2008. Capital expenditures for the year excluding Pueblo Viejo are forecast at approximately $1.2 billion. The anticipated exploration expenditures for the year have increased from $150 million to $180 million.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and forms.

Internal Controls over Financial Reporting

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”). The Company’s controls include policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

There has been no significant change in the Company’s internal control over financial reporting during the three months ended June 30, 2008 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

GOLDCORP | 30

Second Quarter Report – 2008

(in United States dollars, tabular amounts in millions, except where noted)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian Securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s annual information form for the year ended December 31, 2007, available on SEDAR at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Goldcorp does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES

Readers should refer to the annual information form of Goldcorp for the year ended December 31, 2007, dated March 25, 2008, and other continuous disclosure documents filed by Goldcorp since January 1, 2008 available at www.sedar.com, for further information on mineral reserves and resources, which is subject to the qualifications and notes set forth therein.

GOLDCORP | 31